Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended	Year Ended December 31
	March 31, 2009	2008	2007	2006	2005	2004
	(Millions of dollars)

Net Income Attributable to Chevron Corporation	$1,837	$23,931	$18,688	$17,138	$14,099	$13,034
Income Tax Expense	1,319	19,026	13,479	14,838	11,098	7,517
Distributions (Less) Greater Than Equity in Earnings of Affiliates	(440)	(440)	(1,439)	(979)	(1,304)	(1,422)
Noncontrolling Interests	17	100	107	70	96	85
Previously Capitalized Interest Charged to Earnings During Period	50	91	62	111	93	83
Interest and Debt Expense(1)	8	—	166	451	482	406
Interest Portion of Rentals(2)	197	983	798	766	688	687

Earnings Before Provision for Taxes and Fixed Charges	$2,988	$43,691	$31,861	$32,395	$25,252	$20,390

Interest and Debt Expense(1)	$ 8	$ —	$ 166	$ 451	$ 482	$ 406
Interest Portion of Rentals(2)	197	983	798	766	688	687
Preferred Stock Dividends of Subsidiaries	—	—	1	1	1	1
Capitalized Interest	53	256	302	157	60	44

Total Fixed Charges	$ 258	$ 1,239	$ 1,267	$ 1,375	$ 1,231	$ 1,138

Ratio of Earnings to Fixed Charges	11.58	35.26	25.15	23.56	20.51	17.92

(1)	Does not include interest related to liabilities for uncertain tax positions. On the Consolidated Statement of Income, the company reports interest and penalties related to liabilities for uncertain tax positions as “Income Tax Expense.”

(2)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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